Western Asset High Income Fund II Inc. Announces Completion of Merger and Share Conversion Price

NEW YORK, September 24, 2008/ Business Wire/ -- Western Asset High Income Fund II Inc., which is listed on the New York Stock Exchange under the symbol "HIX," announced today the completion of the merger of Western Asset Zenix Income Fund Inc. with and into Western Asset High Income Fund II Inc. Effective with the opening of business on September 24, 2008, shareholders of Western Asset Zenix Income Fund Inc. (which previously traded on the New York Stock Exchange under the symbol "ZIF") became shareholders of Western Asset High Income Fund II Inc.

Each share of common stock of Western Asset Zenix Income Fund converted into an equivalent dollar amount (to the nearest $0.001) of full shares of common stock of Western Asset High Income Fund II, based on the net asset value per share of each Fund calculated at the close of business on Tuesday, September 23, 2008. Western Asset High Income Fund II reported a net asset value per share of $9.17 and Western Asset Zenix Income Fund reported a net asset value per share of $2.08 as of the close of business on Tuesday, September 23, 2008. The conversion ratio was calculated at 0.22624 common shares of Western Asset High Income Fund II for each common share of Western Asset Zenix Income Fund. Western Asset High Income Fund II did not issue any fractional shares to Western Asset Zenix Income Fund shareholders. In lieu thereof, Western Asset High Income Fund II purchased all fractional shares at the current net asset value of the shares and remitted the cash proceeds to former Western Asset Zenix Income Fund shareholders in proportion to their fractional shares. In addition, holders of the Auction Rate Cumulative Preferred Stock ("ARPS") (CUSIP # 95766920) issued by Western Asset Zenix Income Fund received cash in the amount of the required liquidation preference of $25,000 per share plus accrued and unpaid dividends thereon. All of the outstanding $35 million ARPS were retired using additional drawdowns on the existing credit facility of Western Asset High Income Fund II.
As of September 23, 2008, the post-merger assets of Western Asset High
Income Fund II Inc. totaled $751,285,528 and its net asset value per common share was $9.17 based on approximately 81,901,755 shares outstanding.

Western Asset High Income Fund II Inc. is a closed-end, diversified management investment company. Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., serves as the Fund's investment manager and Western Asset Management Company, an affiliate of the investment manager, serves as the Fund's sub-adviser.

Contact the Fund at 1-888-777-0102 for additional information, or consult the Fund's web site at www.leggmason.com/cef.

Brenda Grandell, Director, Closed-End Funds,
Legg Mason & Co., LLC, 212-857-8087